July 29, 2024

Bryant Owens
President
WF Card Funding, LLC
550 S. Tryon Street
Floor 18
Charlotte, North Carolina 28202

       Re: WF Card Funding, LLC
           WF Card Issuance Trust
           Amendment No. 1 to Registration Statement on Form SF-3
           Filed July 15, 2024
           File Nos. 333-279409 and 333-279409-01
Dear Bryant Owens:

       We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 12, 2024 letter.

Annex I
Review of Receivables in the Trust Portfolio, page 14

1. We note your response and revisions to comment 7 and reissue. While we note your clarifying response regarding Rule 193 and revisions to Annex I: Review of Receivables in the Trust Portfolio, please revise to state whether you will perform a review for future receivables that will be added to the pool and whether the review will be the same or different than the one described in this section.
 July 29, 2024
Page 2

       Please contact Shalini Shah at 202-551-5942 or Rolaine Bancroft at 202-551-3313 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Structured
Finance